Board of Management

Vedior

RECEIVED

2006 MAY 15 P 12:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

**Vedior N.V.**
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

06013395

Amsterdam, 2 May 2006
Re: Vedior acquires CNC Global Ltd

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200

**Amsterdam, The Netherlands**

# Vedior acquires CNC Global Ltd

For release at 8.00am on 2 May 2006

Vedior is pleased to announce that it has acquired a 93% interest in CNC Global Ltd ("CNC Global" or "the Company"), Canada's leading provider of IT recruitment and resource management solutions.

CNC Global provides temporary/contract staffing and permanent recruitment as well as a full range of Recruitment Process Outsourcing (RPO) solutions including contractor administration, payroll administration, vendor management, contact centre staffing, recruitment advertising and HR communications. In February 2006, CNC Global was named one of "Canada's 50 Best Managed Companies" by one of the country's leading business award programmes and, in April 2006, was ranked 4th best small business employer in Canada by Hewitt Associates.

Zach Miles, Vedior's Chief Executive said, *"Through the acquisition of CNC, Vedior contributes towards two important strategic objectives. Firstly to increase the proportion of sales we derive from higher-margin professional/executive business and secondly, to further develop our presence in the North American market.*

*Vedior provides information technology recruitment globally and CNC Global complements the strong brands we already have operating in this sector in the US, Europe and Australia as well as providing the opportunity to expand our range of services to existing and new clients."*

Established in 1981, CNC Global Ltd achieved audited annual sales for the year ended 31 January 2006 of CAD256 million (€173 million).

Headquartered in Toronto, CNC Global has 10 offices through which it is able to service the Canadian technology market nationally. The Company's client portfolio covers more than 40% of the Toronto Stock Exchange in sectors such as banking, financial services, high-tech, retail, telecommunications, computer software & services, and government/non-profit.

The outstanding 7% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

**For further information, please contact:**
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary